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EMILY TOWILL

emily.towill@dechert.com +1 617 728 7168 Direct

July 20, 2023

Alison White

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Clearwater Investment Trust (the “Registrant”)

Preliminary Proxy Statement on Schedule 14A

(File Number 811-05038)

Dear Ms. White:

This letter responds to the comments you provided to me in a telephonic discussion on July 10, 2023, with respect to your review of the Registrant’s Preliminary Proxy Statement on Schedule 14A (“Preliminary Proxy Statement”), as filed with the U.S. Securities and Exchange Commission (“SEC” or “Commission”) on July 5, 2023. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Preliminary Proxy Statement.

1.

Comment: On page 3, please clarify what a plurality means, that is, since there are eight nominees for eight spots, if a nominee receives a single vote in favor, the nominee will be elected regardless of how many shareholders oppose the election.

Response: The disclosure has been revised accordingly.

2.	Comment: On page 4, please bold or otherwise highlight the statement that the Trust will furnish copies of the Trust’s most recent annual and semi-annual reports to any shareholder upon request.

Response: The disclosure has been revised accordingly.

3.

Comment: On page 12, where you state that the Governance and Nominating Committee does not have a formal policy that specifically addresses whether the Governance and Nominating Committee will consider shareholder nominees for election to the Board of Trustees, please provide information required by Item 407(c)(2)(iii) of Regulation S-K and Item 22(B)(15)(ii)(A) of Schedule 14A.

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Response: The disclosure has been revised accordingly.

4.

Comment: On page 15, please discuss why the Trustees concluded they were “generally” satisfied with the nature and quality of services to be provided under the New FCI Subadvisory Agreement. Were there any services the Board was not satisfied with? If so, please disclose.

Response: There were no services to be provided under the New FCI Subadvisory Agreement with which the Board was not satisfied. Accordingly, the word “generally” has been struck from the disclosure.

5.

Comment: On page 16, if the waiver after June 30, 2022 is a fixed amount but the waiver before June 30, 2022 was a variable amount based on hours worked, please clarify how fees are the same. Where is the waiver discussed in the agreement attached as Appendix D? Please advise or revise.

Response: The contractual fee rate as set forth in the Existing FCI Subadvisory Agreement and the New FCI Subadvisory Agreement is 0.20% of each Fund’s net assets. CMC and FCI have agreed to a voluntary fee waiver arrangement whereby FCI waives a portion of the subadvisory fees payable under the agreement. Through June 30, 2022, FCI waived its fees in an amount necessary to achieve a net fee rate determined by multiplying the total number of hours worked by FCI in providing services under the subadvisory agreement by an hourly rate approved by CMC. After June 30, 2022, the net fee rate is a fixed amount agreed to with CMC not based on hours. Because this is a voluntary waiver arrangement, it is not set forth in the Existing FCI Subadvisory Agreement or the New FCI Subadvisory Agreement (which, as noted above, provide for the same contractual fee rate).

The Registrant notes that CMC has also entered into a voluntary fee waiver arrangement with the Funds, as exhibited by the language below from the Registrant’s registration statement filed on April 27, 2023:

“As compensation for its management services and expenses assumed, the investment manager is contractually entitled to receive a management fee at the annual rate of 0.90%, 1.35%, 0.60% and 1.00% of the net assets of Core Equity Fund, Select Equity Fund, Tax-Exempt Bond Fund and International Fund, respectively. Effective July 1, 2022, CMC has voluntarily agreed to waive a portion of the management fee for the Select Equity Fund to achieve an effective

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management fee rate equal to 0.97% of the Fund’s average daily net assets. Effective January 1, 2023, CMC has voluntarily agreed to waive a portion of the management fee for the Tax-Exempt Bond Fund to achieve an effective management fee rate equal to 0.29% of the Fund’s average daily net assets. Effective April 1, 2023, CMC has voluntarily agreed to waive a portion of the management fee for the Core Equity Fund and International Fund to achieve an effective management fee rate equal to 0.25% and 0.70%, respectively, of each Fund’s average daily net assets.”

6.

Comment: On page 17, where you note that representatives of KPMG are not expected to be present at the meeting, but will be available by telephone upon request, please clarify whether representatives of KPMG will respond to appropriate questions (Item 9(c) of Schedule 14A).

Response: The disclosure has been revised accordingly.

*            *             *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7168 if you wish to discuss this correspondence further.

Sincerely,

/s/ Emily Towill
Emily Towill

cc:	Jason K. Mitchell, Clearwater Investment Trust

Stephanie A. Capistron, Dechert LLP